Exhibit 99.1

LATAM PROJECTS OPERATION OF 81% FOR AUGUST, AND REACHING PRE-PANDEMIC LEVELS IN CARGO OPERATIONS

●	This month, the group plans to restart the emblematic route between Santiago (Chile) and Easter Island/Rapa Nui, and the São Paulo/Guarulhos and Presidente Prudente routes in Brazil.

Santiago (Chile), Aug. 10, 2022 - LATAM Group projects a passenger operation of 81% for August (measured in available seat kilometers - ASK) compared to the same period in 2019 (pre-pandemic scenario). This month, the group plans the resumption of the emblematic route between Santiago de Chile and Easter Island/Rapa Nui, and the start of operations between São Paulo/Guarulhos and Presidente Prudente. LATAM group’s cargo operations are expected to reach pre-pandemic levels of capacity (measured in ATKs) during August, with the progressive fleet expansión to continue during the next few months.

LATAM expects to operate approximately 878 daily domestic and international flights during August, connecting 135 destinations in 22 countries.

The group’s cargo business has scheduled more than 1,280 flights on cargo freighters. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In July 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 77.8% in relation to the same period in 2019, based on an operation of 79.7% compared to July 2019 (measured in ASK - available seat kilometers.) As a result, the load factor decreased 2.1 percentage points, reaching 82.4%.

The load factor of cargo operations was 54.9%, which corresponds to an increase of 2.0 percentage points compared to July 2019.

LATAM Group Operational Estimate – August 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brasil

● 89% projected operation (versus August 2019). July 2022 projection reference: 88%

o 107% domestic and 69% international

● Total August destinations: 54 domestic (equivalent to 418 daily flights on average) and 20 international.

o Updates:

▪ Domestic: New São Paulo/Guarulhos-Presidente Prudente route (7 flights/week).

Chile

● 69% projected operation (versus August 2019). July 2022 projection reference: 67%

o 76% domestic and 66% international

● Total August destinations: 15 domestic (equivalent to 110 daily flights on average) and 25 international.

o Updates:

▪ Domestic: Restart Santiago de Chile - Easter Island/Rapa Nui route (2 flights/week).

Colombia

● 109% projected operation (versus August 2019). July 2022 projection reference: 107%

o 132% domestic and 83% international

● Total August destinations: 17 domestic (equivalent to 141 daily flights on average) and 5 international.

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
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Ecuador

● 51% projected operation (versus August 2019). July 2022 projection reference: 50%

o 134% domestic and 29% international

● Total August destinations: 8 domestic (equivalent to 19 daily flights on average) and 3 international.

Peru

● 78% projected operation (versus August 2019). July 2022 projection reference: 76%

o 90% domestic and 73% international

● Total August destinations: 19 domestic (equivalent to 133 daily flights on average) and 26 international.

Carga	● 100% projected operation (versus August 2019). July 2022 projection reference: 96% o 74% domestic belly and 81% international belly* o 157% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

Operational Estimate by Segment vs. 2019 – August 2022

(Measured in ASK)

Domestic Spanish-speaking countries	80%
Domestic Brazil	107%
International	65%
Consolidated Total	81%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net	2

July 2022 Traffic Report

	July			July		Year to date			Year to date
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,659	4,435	95.2%	11,135	-22.2%	49,808	20,765	139.9%	72,138	-31.0%
DOMESTIC SSC (1)	1,646	1,236	33.2%	2,033	-19.0%	10,919	5,873	85.9%	12,648	-13.7%
DOMESTIC BRAZIL (2)	3,043	2,245	35.6%	2,992	1.7%	17,561	10,401	68.8%	17,979	-2.3%
INTERNATIONAL (3)	3,969	954	315.9%	6,110	-35.0%	21,329	4,492	374.8%	41,510	-48.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,507	6,007	74.9%	13,182	-20.3%	61,714	30,419	102.9%	86,006	-28.2%
DOMESTIC SSC (1)	2,021	1,617	25.0%	2,475	-18.4%	13,549	8,226	64.7%	15,424	-12.2%
DOMESTIC BRAZIL (2)	3,818	2,745	39.1%	3,602	6.0%	22,361	13,661	63.7%	22,100	1.2%
INTERNATIONAL (3)	4,668	1,645	183.7%	7,105	-34.3%	25,805	8,531	202.5%	48,482	-46.8%

PASSENGER LOAD FACTOR
SYSTEM	82.4%	73.8%	8.6 pp	84.5%	-2.1 pp	80.7%	68.3%	12.4 pp	83.9%	-3.2 pp
DOMESTIC SSC (1)	81.5%	76.5%	5.0 pp	82.1%	-0.7 pp	80.6%	71.4%	9.2 pp	82.0%	-1.4 pp
DOMESTIC BRAZIL (2)	79.7%	81.8%	-2.1 pp	83.1%	-3.4 pp	78.5%	76.1%	2.4 pp	81.4%	-2.8 pp
INTERNATIONAL (3)	85.0%	58.0%	27.0 pp	86.0%	-1.0 pp	82.7%	52.7%	30.0 pp	85.6%	-3.0 pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,720	3,637	57.3%	6,700	-14.6%	34,045	17,399	95.7%	41,748	-18.5%
DOMESTIC SSC (1)	2,234	1,619	37.9%	2,469	-9.5%	14,409	7,664	88.0%	14,951	-3.6%
DOMESTIC BRAZIL (2)	2,663	1,824	46.0%	2,790	-4.5%	15,294	8,699	75.8%	16,965	-9.8%
INTERNATIONAL (3)	824	194	325.3%	1,441	-42.8%	4,342	1,036	319.1%	9,833	-55.8%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	300	242	24.0%	289	3.6%	1,983	1,719	15.4%	2,038	-2.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	546	390	40.2%	548	-0.3%	3,436	2,605	31.9%	3,673	-6.5%

CARGO LOAD FACTOR
SYSTEM	54.9%	62.0%	-7.1 pp	52.8%	2.0 pp	57.7%	66.0%	-8.3 pp	55.5%	2.2 pp

Nota: Note: While Argentina's domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net	3

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 15 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-8765
www.latamairlinesgroup.net	4